SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FILING NO. 2 FOR THE MONTH OF AUGUST 2004



                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


On August 23, 2004, the Industrial Development Bank of Israel Limited ("Registrant") issued a press release regarding the Registrant's financial results for the second quarter ending June 30, 2004, including that the Registrant's net loss in the second quarter of the year amounted to 1.3 million NIS (equivalent to approximately 287,000 US Dollars) compared with 47.5 million NIS in the comparative quarter of 2003.


                                      INDEX
                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                             FILED IN THIS FORM 6-K

Documents index:


1. A translation of the press release issued on August 23, 2004.

                           FORWARD-LOOKING STATEMENTS


This report on Form 6-K, including the press release issued by the Registrant (a copy of which is included in this report on Form 6-K as Exhibit 1), contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the press release are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the press release include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the press release are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2003 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                    INDUSTRIAL DEVELOPMENT BANK
                                                    OF ISRAEL LIMITED


Date: August 25, 2004                               By: /s/ Michael Warzager
                                                    ------------------------
                                                    Michael Warzager
                                                    General Counsel


                                                    By: /s/ Natan Atlas
                                                    ------------------------
                                                    Natan Atlas
                                                    General Secretary

                                  Press release
                                                                         23.8.04

          97% DROP IN INDUSTRIAL DEVELOPMENT BANK'S LOSSES FOR Q2 2004

        THE BANK'S NET LOSS IN THE FIRST HALF OF THE YEAR DROPPED TO NIS.
            3.1 MILLION COMPARED WITH 71.6 IN THE FIRST HALF OF 2003

The board of directors of the Industrial Development Bank of Israel Ltd., yesterday approved the Bank's financial statements for June 30, 2004, which show that the Bank is successfully implementing the "Run-Off plan.

The Bank's NET LOSS in the second quarter of 2004 significantly decreased, amounting to approximately NIS. 1.3 million compared with NIS. 47.5 million in the same period last year, a reduction of some 97%.

Total losses in the first half of 2004 amounted to approximately NIS. 3.1 million compared with NIS. 71.6 million in the comparable period last year, a reduction of some 96%.

PROFIT FROM FINANCING OPERATIONS before provisions for doubtful debts amounted to approximately NIS. 38.5 million in the first half of this year compared with NIS. 17.5 million for the first half of 2003. The increased profit in financing operations stands out against the backdrop of the Bank's reduced financing activity in general, and in credit to the public in particular, and was influenced to a large degree by the reduced costs of the Bank of Israel credit line.

THE PROVISION FOR DOUBTFUL DEBTS in the first half of 2004 totalled NIS. 39.2 million compared with NIS. 67.2 million in the same period last year.

OPERATING INCOME in the first half of 2004 amounted to approximately NIS. 20.6 million compared with NIS. 11.7 million in the comparative period last year. The rise in income derived mainly from profits in equity investments. These profits accounted for some NIS. 16.4 million compared with NIS. 4.0 million in the first half of 2003.

OPERATING EXPENSES in the first half of 2004 amounted to some NIS. 23.2 million compared with approximately NIS. 32.2 million in the same period last year, a drop of some 28%.

Wage costs in the first two quarters of 2004 amounted to some NIS. 11.9 million compared with approximately NIS. 17.8 million in the first half of 2003, a 33% drop. The Bank's staff members as of June 30, 2004 numbered 66, compared with 170 on January 1, 2002 and 79 in December last year.

Maintenance and depreciation costs amounted to some NIS. 2.9 million compared with NIS. 7.2 million in the first half of 2003. This drop resulted mainly from the relocation of the Bank's offices at the end of the third quarter of 2003. The new offices are significantly smaller than those which previously served the Bank and per sq.m. costs are now much lower.

The Industrial Development Bank has been working for more than a year within the scope of the "Run-Off" plan, which was approved by the government in July 2003. The main elements of the plan are a controlled sale of the Bank's credit assets by July 2006, and a significant down-sizing of manpower and reduction of operating costs.

It is to be noted that the Bank does not fully utilize the CREDIT LINE granted it by the Bank of Israel under the plan. The utilized balance on June 30, 2004 was NIS.1,745 million, some NIS. 255 million less than the credit line fixed for the Bank for that date under the original plan.

Thanks to the Bank's aggressive policy and intensive debt-collection efforts, there was a significant decrease in the CREDIT BALANCE TO THE PUBLIC, amounting on June 30, 2004 to NIS. 2,293 million compared with NIS. 2,784 million on December 31, 2003 (excluding credit secured by a State guarantee to a certain government corporation). DEPOSITS FROM THE PUBLIC on June 30, 2004 amounted to approximately NIS. 526 million compared with approximately NIS. 620 million at the end of 2003.

TOTAL SHARE CAPITAL INCLUDING NON-PARTICIPATING SHARES, amounted to NIS. 514 million on June 30, 2004 compared with some NIS. 510 million at the end of last year.

DR. RAANAN COHEN, THE CHAIRMAN OF THE BOARD OF DIRECTORS OF THE BANK, stated:
"the 2004 second quarter data indicate a significant achievement for the Bank expressed in a sharp drop in the Bank's losses. If the Bank lost some NIS. 423 million in 2002 and NIS. 104 million in 2003, today we are presenting results that exceed even those predicted by the "Run-Off" plan. These results have been achieved, amongst other things, by significant efficiency measures and reducing the Bank's costs by some 50%, by the Bank's ability to recover the debts due in an efficient manner, and from profits yielded by equity investments. We will continue to collect the debts, making use of all necessary means, including legal measures if required".

URI GALILI, THE GENERAL MANAGER OF THE BANK, stated: "we are making intensive efforts in improving the Bank's credit portfolio by transforming bad debts into income-bearing debts, by rescheduling the debts in co-operation with the debtors. This has successfully produced a drop of some NIS. 120 million in non-performing debts, from approximately NIS. 572 million at the end of last year, to some NIS. 451 million on June 30, 2004. It is expected that in the future our efforts will show an increase in the Bank's interest income in respect of those debts. We credit this, among other things, to the Bank's professional and devoted staff".

The board of directors thanked the management and the employees for their great contribution to these achievements.

For further details,
Meital Raveh
051-949494

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